Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Completes $600 Million Preferred Share Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, October 16, 2015 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced it has closed its domestic private placement of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 36 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 36”). BMO Capital Markets acted as the sole agent on the transaction. Bank of Montreal issued 600,000 Preferred Shares Series 36 at a price of $1,000 per share to raise gross proceeds of $600 million.

The Preferred Shares Series 36 have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such securities in the United States or in any other jurisdiction where such offer is unlawful.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873

For Investor Relations Enquiries:

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com (416) 867-7019